

August 12, 2011

<u>Via Facsimile and Mail</u>
David M. Daniels, Chief Executive Officer
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

> **Re:** **National Health Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-51731**

Dear Mr. Daniels:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Business, page 4</u>

1.   On page three, you indicate your "dependence upon a limited number of marketing and distribution partners for substantially all of our revenue." With a view to clarifying disclosure in future filings, please advise us of the marketing and distribution partners upon which you are substantially dependent. Also, please advise us whether you have any material agreements with your marketing and distribution partners that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

2.   Similarly, we note the statement on page six that you rely on the services of "a hospital savings company." Please advise us whether you have any material agreements with this entity that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Our CARExpress Membership Programs, page 8

CARExpress Plus Membership Programs, page 9

3.   We note that your CARExpress Plus programs are membership programs comprised of your CARExpress health discount programs and limited liability insurance benefits underwritten by U.S. Fire Insurance Company. Please tell us the key terms of your agreements with U.S. Fire Insurance Company, your accounting policies for the related revenues earned and costs incurred under the agreements, and where you present such revenues and costs on your financial statements. Also confirm to us that will expand to disclose such information in future filings, and provide us with the text of your proposed disclosure to be included in future filings.

Evaluation of Disclosure Controls and Procedure, page 25

4.   We note your conclusion that disclosures controls and procedures ("DC&P") were effective as of December 31, 2010 to provide reasonable assurance, and your conclusion that internal controls over financial reporting ("ICFR") were not effective as of December 31, 2010. Please describe to us the facts and circumstances that resulted in your conclusion that DC&P was effective as of December 31, 2010 and March 31, 2011 given the material weaknesses identified and conclusion that ICFR was not effective as of December 31, 2010, and that there were no changes in your ICFR during the fiscal quarter ended March 31, 2011.

5.   We note your conclusion that DC&P were effective as of December 31, 2010 to provide reasonable assurance. Please confirm to us that in future filings you will state clearly, if true, that your DC&P are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your DC&P are either effective or ineffective at that reasonable assurance level. Alternatively, confirm to us that in future filings you will remove the reference to the level of assurance related to your DC&P conclusion. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance. Also provide us with the text of your proposed future disclosure.

Directors, Executive Officers and Corporate Governance, page 28

6.   Please advise us the date of your most recent election of directors. Also, please advise us when your next annual meeting and election of directors will occur.

Executive Compensation, page 30

7.   Please confirm in future filings you will revise your summary compensation table to move salary attributed to stock and option awards in the appropriate columns and confirm that the amounts are valued in accordance with Items 402(n)(2)(v) and (vi) of Regulation S-K. Please provide us draft disclosure.

Certain Relationships and Related Party Transactions and Director Independence, page 36

8.   It is unclear why this section is blank. Please confirm in future filings you will revise to provide the disclosure required by Item 404 of Regulation S-K. We note the related party disclosure on page 24 of your financial statements. Please provide us draft disclosure. We may have further comment.

Signatures, page 40

9.   Please confirm in future filings you will revise your annual report to provide a signature of your principal accounting officer or controller. If your principal accounting officer or controller is another member of management, please clearly indicate all appropriate titles under their respective signature.

Exhibits

10.   We note that your principal suppliers are Aetna, Optum, Outlook Vision, Integrated Health, Three Rivers and HealthFi, as disclosed on page 10. We also note exhibits filed with respect to Careington, United Healthcare Services, First Access, National Benefit Builders, and AdvancePCS. Please advise us whether all material agreements with your principal suppliers have been filed pursuant to Item 601(b)(10) of Regulation S-K. It is unclear, for example, whether Exhibits 10.5 through 10.9 represent predecessors, except for Optum, to your principal suppliers and if these agreements are still in force. To the extent there are material agreements not filed with your annual report, please confirm you will file them in their entirety with your next periodic report.

11.   Please advise us whether you have any material agreements with U.S. Fire Insurance Company, which appears to be your sole vendor for limited liability insurance benefits of your CARExpress Plus membership program. If yes, please confirm you will file them pursuant to Item 601(b)(10) of Regulation S-K with your next periodic report.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Consolidated Balance Sheets, page 3

12.   We note your total prepaid expenses have significantly increased from $5,138 as of December 31, 2010 to $367,293 as of March 31, 2011, and that the balance as of March 31, 2011 is approximately 88% of your total assets. Please tell us the nature of and your accounting policy for prepaid expenses. Also tell us where you present the increase of prepaid expenses in the statement of cash flows for the three months ended March 31, 2011 on page five.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

FAX: (215) 682-7116